UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated April 30, 2012, announcing the availability of the Company's Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 30, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

PARAGON SHIPPING ANNOUNCES
AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F

ATHENS, Greece (April 30, 2012) - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping" or the "Company"), today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the "Annual Report") with the Securities and Exchange Commission. The Annual Report may be accessed through the Company's website under the Investor Relations section. Shareholders may also receive a hard copy of the Annual Report, including the complete audited financial statements, free of charge, by contacting Allen & Caron Inc., using the following contact details:

Allen & Caron Inc
Rudy Barrio
Account Manager
276 Fifth Avenue, Suite 604
New York, NY 10001
Tel: (212) 691 8087

About Paragon Shipping
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece specializing in the transportation of drybulk cargoes. The Company's current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, Paragon Shipping entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013 and, as a result, will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt and two Containerships with a total carrying capacity of 9,600 TEU. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction.  For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Contacts
Paragon Shipping Inc.
info@paragonship.com
Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087